October 26, 2018

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik

Re:	Orchard Rx Ltd
Registration Statement on Form F-1
Filed October 4, 2018
File No. 333-227698

Dear Ms. Paik:

This letter is submitted on behalf of Orchard Rx Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Amendment No. 1 to Registration Statement on Form F-1 filed on October 23, 2018 (the “Registration Statement”), as set forth in your letter dated October 25, 2018 addressed to Mark Rothera, President, Chief Executive Officer and Director of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the prospectus included in the Registration Statement (the “Prior Prospectus”).

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 1 to Registration Statement on Form F-1 filed October 23, 2018

Capitalization, page 111

COMMENT NO. 1: As previously requested, please revise the table on page 112 to reflect your capitalization as of a date no earlier than 60 days prior to the date of your registration statement. Refer to Item 3.B of Part I of Form 20-F, and Item 4 of Part I of Form F-1.

RESPONSE: As discussed with the Staff, the Company has relied on Item 6270 of the Division of Corporate Finance’s Financial Reporting Manual, which states: “The staff will not object if a foreign private issuer presents its capitalization table as of the same date as the most recent balance sheet required in its registration statement.”

Exhibits

COMMENT NO. 2: It is inappropriate to include assumptions in a legal opinion that are too broad, assume material facts underlying the opinion or any readily ascertainable facts. Please have counsel remove the assumptions in paragraph (f) and (l) of Schedule 1 in Exhibit 5.1, or tell us why they are necessary and appropriate.

RESPONSE: In response to the Staff’s comment, the legal opinion has been revised to remove the assumptions set forth in paragraphs (f) and (l) of Schedule 1. The Company will re-submit the opinion as Exhibit 5.1 to the Registration Statement.

COMMENT NO. 3: Schedule 2 paragraph (d) indicates you have limited your opinion to the specific documents in paragraph 2 of the opinion. It is not appropriate to limit your opinion to specific documents or enquiries as indicated in paragraph 1.3 Your opinion must clarify that counsel has reviewed all matters and made such inquiries as are necessary to render its opinion. Please revise paragraph 1.3 and Schedule 2 paragraph (d).

RESPONSE: In response to the Staff’s comment, paragraph 1.3 has been revised to confirm that counsel has reviewed all matters and made such inquiries as are necessary to render its opinion and paragraph (d) of Schedule 2 has been removed. The Company will re-submit the opinion as Exhibit 5.1 to the Registration Statement.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison
Michael H. Bison, Esq. Goodwin Procter LLP

cc:	Mark Rothera, Orchard Rx Limited

Frank E. Thomas, Orchard Rx Limited

John Ilett, Orchard Rx Limited

Mitchell S. Bloom, Esq., Goodwin Procter LLP

Courtney Hetrick, Esq., Goodwin Procter LLP

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